Filed Pursuant to Rule 424(b)(3)

Registration Nos. 333-224424 and 333-225768

PROSPECTUS SUPPLEMENT NO. 9

(TO PROSPECTUS DATED JUNE 20, 2018, AS AMENDED JUNE 28, 2019)

INVIVO THERAPEUTICS HOLDINGS CORP.

7,586,711 Warrants to purchase shares of Common Stock

This prospectus supplement No. 9 supplements and amends the prospectus dated June 20, 2018, as amended June 28, 2019, and as supplemented by prospectus supplement No.1, dated September 28, 2018, prospectus supplement No. 2, dated October 5, 2018, prospectus supplement No. 3, dated November 8, 2018, prospectus supplement No. 4, dated November 13,2018, prospectus supplement No.5, dated November 16, 2018, prospectus supplement No.6, dated December 14, 2018,  prospectus supplement No. 7, dated January 4, 2019, and prospectus supplement No. 8, dated January 14, 2019, related to the sale or other disposition from time to time of 7,586,711 warrants (the “Warrants”) to purchase shares of common stock, par value $0.00001 per share (the “Common Stock”), of InVivo Therapeutics Holdings Corp., a Nevada corporation (the “Company,” “we,” “us” or “our”) issued to Ladenburg Thalmann & Co. Inc., the underwriter named in the prospectus, also referred to as LTCO, pursuant to an underwriting agreement dated June 21, 2018 that we entered into with LTCO.

This prospectus supplement should be read in conjunction with the prospectus dated June 20, 2018, as amended June 28, 2019, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the prospectus except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements to it.

The Common Stock is quoted on The Nasdaq Capital Market under the symbol “NVIV.” On November 20, 2019, the last reported sale price of the Common Stock on the Nasdaq Capital Market was $0.2327 per share.

On November 20, 2019, we unilaterally reduced the per share exercise price of all of the outstanding Warrants issued under this prospectus to $0.2327 per share, which was equal to the closing price of our Common Stock on the Nasdaq Capital Market on November 20, 2019. The reduction will be effective as of November 20, 2019. Other than the reduction in the per share exercise price, all other terms and provisions of the Warrants remain unchanged. Upon the exercise of the Warrants, we would potentially receive proceeds of up to approximately $1.8 million. There can be no assurance that the Warrants will be exercised.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 10 of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus to which it relates are truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 20, 2019.